Exhibit 4.6

2004 DIRECTOR COMPENSATION PLAN

Each Class II Director will receive the following annual compensation for service on the Board of Directors of Universal Electronics Inc. and it Committees:

1.	Cash retainer in the amount of $25,000

2.	Grant of 5,000 shares of the common stock of Universal Electronics Inc.

3.	For each meeting of the Board of Directors attended in excess of four (4), a meeting fee in the amount of $1,500

4.	For each Committee meeting attended, a meeting fee in the amount of $1,000

5.	For each Committee chaired, a chair fee in the amount of $10,000

The 2004 Director Compensation Plan, which replaces the 2002 Director Compensation Plan, will have a term of ten (10) years, expiring as of June 30, 2014.

Since the 2002 Directors Compensation Plan was in effect for the first six months of 2004, outside director compensation for 2004 will be comprised of prorated awards from that plan and the 2004 Directors Compensation Plan. Accordingly, the compensation of each Class II director for 2004 will be comprised of (i) a cash retainer of $12,500 and an option to purchase 5,357 shares of Company Common Stock pursuant to the 2002 Director Compensation Plan for the period January 1, 2004 through June 30, 2004 and (ii) a cash retainer of $12,500, an award of 2,500 shares of Company Common Stock and any meeting or committee fees that may be payable under the 2004 Director Compensation Plan for the period July 1, 2004 through December 31, 2004.